July 7, 2010

VIA EDGAR

Ms. Tricia Armelin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Evercore Partners Inc.

File No. 1-32975

Dear Ms. Armelin:

Evercore Partners Inc. is pleased to respond to your letter of June 24, 2010, concerning its: Form 10-K for the fiscal year ended December 31, 2009; Form 8-K, Press Release announcing financial results for its first quarter ended March 31, 2010; Definitive Proxy Statement on Schedule 14A filed on April 26, 2010; and, Form 10-Q for the quarterly period ended March 31, 2010. In this letter, references to “Evercore”, the “Company”, “we”, “us”, “our”, refer, to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries. For your convenience, we have restated your comments below preceding our responses.

Form 10-K for the fiscal year ended December 31, 2009

Item 1A. Risk Factors, page 11

If the Company fails to comply with agreements it has entered into with the OCC, the Company could be adversely affected, page 20

1.	Please tell us what consideration you have given to filing the OCC Agreements as exhibits to the Form 10-K. You disclose that failure to comply with these agreements may adversely affect your business and operations. See Item 601(b)(10) of Regulation S-K.

Management’s Response:

The Company advises the Staff that it has given consideration to the filing of the OCC Agreements as exhibits to the Form 10-K, and has concluded that such agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) for several reasons. In particular, the Company considers such agreements to be in the ordinary course of business and not otherwise falling into the categories enumerated in Item 601(b)(10)(ii)(A) – (D) or 601(b)(10)(iii). Specifically, no directors, officers, promoters, voting trustees or security holders of the Company were party to the agreements (601(b)(ii)(A)), the agreements do not involve the sale of any property plant or equipment (601(b)(ii)(C)), the agreements do not relate to compensation, the agreements do not involve a lease of property (601(b)(ii)(D)) and the agreements do not involve a compensatory plan (601(b)(iii)). In addition, these agreements relate to the Company’s business conducted through Evercore Trust Company, which relative to the Company’s operations falls well below a majority of the Company’s products, services or raw materials, and thus these agreements do not fall within 601(b)(ii)(B) definition of material contract. Further, the Company’s exposure under such contracts is limited to amounts which are disclosed in the risk factor.

The Company further advises the Staff that the potential adverse effects contemplated in the risk factor identified by the Staff relate to the perception that clients and investors may conclude that the Company is generally unable to comply with applicable regulatory requirements, unable to successfully launch new businesses and that our reputation for integrity and high-caliber professional services is no longer valid, with compliance with the actual agreement constituting only one element thereof. The Company intends to revise future filings to more clearly identify the source of the potential risks.

Item 3. Legal Proceedings, page 26

2.	We note your disclosure that certain matters may have a material adverse effect on your operating results and cash flows in a given period. Please revise future annual and quarterly filings to include a specific and comprehensive discussion of the nature and status of these matters.

Management’s Response:

The Company advises the Staff that, while the Company may become party to matters that may have a material adverse effect on its operating results and cash flows in a given period, the Company is not currently a party to any material pending legal proceedings. The Company is aware of its obligation under Item 103 of Regulation S-K and will disclose in future filings any such legal proceedings should they arise or the absence of such proceedings.

Item 6. Selected Financial Data, page 29

3.	Please revise future filings to include total debt.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings in Form 10-K to include Total Long-term Debt within Item 6. We have given consideration to the disclosure requirements relating to long-term obligations as defined by Regulation S-K Subpart 229.301(2) long-term obligations and redeemable preferred stock (including long-term debt, capital leases, and redeemable preferred stocks as defined in §210.5-02.27(a) of Regulation S-X [17 CFR 210] in developing the current disclosure of Long-term Liabilities in Selected Financial Data. As of December 31, 2009, the Long-term Liabilities in the Selected Financial Data included our note payable to Mizuho of $96.6 million, amounts due pursuant to tax receivable agreements of $67.7 million and other long-term liabilities of $14.8 million. In future filings in Form 10-K, the Company will include in addition to the Long-term Liabilities a new caption titled “Total Long-term Debt.” This new caption will include the Company’s note payable to Mizuho.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 32

4.	Please revise future filings to include a more specific and comprehensive discussion of the underlying factors that impacted changes in your revenues and quantify the impact of these factors where practicable. In addition, please consider disclosing and discussing your expenses, such as compensation, relative to the percentage of your revenues.

Management’s Response:

We acknowledge the Staff’s comment and will undertake in future annual and quarterly filings to include additional discussion of the underlying factors that impact changes in our revenues and expenses. The commentary on compensation expenses will address changes in compensation relative to changes in revenue, including a discussion of compensation as percentage of revenue.

5.	With a view towards future disclosure, please provide us a more specific and comprehensive discussion of your allocations of net income to non-controlling interests. In this regard, please clarify why the 2009 allocation to non-controlling interests exceeded total net income.

Management’s Response:

We acknowledge the Staff’s comment on the allocation of net income to non-controlling interests.

Understanding the allocation of net income to non-controlling interest is facilitated by an understanding of our legal entity structure which is discussed in Note 1 to our Consolidated Financial Statements. The key attributes impacting non-controlling interests are:

•

Evercore Partners Inc. (EPI), the ultimate parent, is a public company and a C corporation. As such, it is subject to Federal, State and Local corporate income taxes. The 2009 blended statutory rate for EPI was 43%.

•

EPI is the sole general partner of Evercore LP (ELP), a limited partnership, which serves as an intermediate holding company. EPI’s economic interest in ELP has increased over time and is currently 57%. Our current and former Senior Managing Directors and their estate planning vehicles and our strategic investor, own the remaining equity interest in ELP. As a partnership ELP is not subject to Federal income taxes and is subject to substantially lower State and Local income taxes than those applied for corporations. The blended statutory rate for ELP was 3%.

•

ELP, directly or indirectly, owns and controls interests in each of the operating entities of the Company. The majority of these entities are treated as partnerships for tax purposes. Senior level employees and other strategic investors own non-controlling interests in certain of the operating entities controlled by ELP.

The Company allocates net income to non-controlling interests held at ELP and at the operating entity level, where required, by multiplying the vested equity ownership percentage of the non-controlling interest holders for the period by the net income or loss for the entity which the non-controlling interest relates. As noted above, the tax expense (benefit) applicable at the operating entity and ELP levels is based on comparatively low blended statutory tax rates. The net income allocated to EPI is then subject to tax at the higher corporate rates.

For 2009, the Company had a net loss attributable to EPI while the allocation to non-controlling interests was an allocation of net income. This was primarily the result of corporate income tax expense which is incurred by EPI based on its proportionate interest in earnings from ELP. This tax expense is specific to the investors in EPI and is not borne by (or allocated to) the non-controlling interest holders of ELP or its operating entities. As discussed in Results of Operations on page 34 and Note 20-Income Taxes on pages 91 - 94 in Form 10-K, the effective tax rate for EPI was high in 2009 as a consequence of non-deductible charges for the cancellation of certain equity awards for employees who continue to be employed by us, the non-deductable expense associated with the modification of LP Units and certain other awards, as well as a valuation allowance on our deferred tax assets associated with our foreign subsidiaries and certain discrete adjustments and non-deductable adjustments and non-deductable equity-based share grants resulting from a decline in our share price from the date of grant to the date of vesting, which are permanent in nature.

We will undertake to include additional disclosure on non-controlling interests in future filings.

Advisory, page 36

6.	Please revise future filings to clarify if you performed any advisory services for which you were did not earn success fees and quantify the impact of the related costs on your results during each period.

Management’s Response:

We acknowledge the Staff’s observation that certain engagements will not result in success fees. This is a normal occurrence in our business and clearly impacts profitability. However, we do not manage our business to assess profitability on a project basis. Rather we evaluate the profitability of our Advisory businesses in the aggregate. Accordingly, as discussed with the Staff on June 30, 2010, our accounting systems and processes do not allocate costs, such as employee compensation and occupancy, to engagements or projects. Further, our billing for success and other financial advisory fees is not a function of staff hours spent but rather other factors specified in engagement letters, such as transaction size.

We do track reimbursable expenses by engagement. These expenses generally include travel and travel-related expenses and professional fees. As discussed in Note 2 to the consolidated financial statements included in Form 10-K on page 65, we accrue advisory revenue when these expenses are incurred and where the terms of the engagement letter provide for reimbursement. In past periods, the amount of accrued advisory revenue related to these reimbursements which the Company did not ultimately collect has not been material.

We will undertake to monitor these write-offs going forward and make the appropriate disclosure in our financial statements and Management’s Discussion and Analysis of Results of Operations should they ever become a material item.

Investment Management, page 38

7.	Please provide us, and include in future annual and quarterly filings, a roll-forward of assets under management on a gross basis. Please separately present amounts attributable to your institutional asset management, wealth management and private equity businesses. In addition, please provide us, and revise future filings to include, a specific and comprehensive discuss of the underlying reasons for changes in assets under management on a gross basis. Also, please tell us, and disclose in future filings, what if any restrictions there are customer withdrawals.

Management’s Response:

Evercore manages assets for sophisticated institutions and individual high net worth investors in three categories:

•	Institutional Asset Management – which comprises the active management of both equity and fixed income securities, predominantly in separate accounts;

•	Wealth Management – which comprises the management of equity and fixed income securities, including ETFs comprised of such securities, for high net worth investors; and,

•	Private Equity – which comprises invested assets and capital commitments by investors to investment funds managed directly by the Company.

The amounts of assets under management (AUM) presented in the table below reflect the assets for which the Company charges a management fee. Historically the Company has managed inflows/outflows on a net basis. For the period ending June 30, 2010, the Company will undertake an effort to disclose such inflows/outflows on a gross basis. These assets reflect the fair value of assets held on behalf of Institutional Asset Management and Wealth Management clients and the amount of either invested or committed capital to the Private Equity funds for years ended 2009 and 2008.

	(dollars in millions) 2009 Change in Assets Under Management
	2008 Year End AUM	Net Inflows / (Outflows)	Market Appreciation / (Depreciation)	2009 Year End AUM
Institutional Asset Management	$807.7	$1,092.1	$240.3	$2,140.1
Wealth Management	183.5	1,441.2	142.0	1,766.7
Private Equity	643.4	(9.2)	—	634.2

Total AUM	$1,634.6	$2,524.1	$382.3	$4,541.0

	(dollars in millions)
	2008 Change in Assets Under Management
	2007 Year End AUM	Net Inflows / (Outflows)	Market Appreciation / (Depreciation)	2008 Year End AUM
Institutional Asset Management	$1,139.7	$(63.9)	$(268.1)	$807.7
Wealth Management	—	183.5	—	183.5
Private Equity	661.8	(18.4)	—	643.4

Total AUM	$1,801.5	$101.2	$(268.1)	$1,634.6

Assets under management increased in 2009 from $1.6 billion to $4.5 billion at year end predominantly due to client inflows in Wealth Management and Institutional Asset Management. These inflows are primarily the result of the early stage nature of these businesses, as Wealth Management was launched in Q4 2008 and the growth in Institutional Asset Management is driven by the addition of new clients, including a client that relates to the Trust business that was launched in Mexico in 2009. The decline in Private Equity assets reflects the return of capital to investors. There are currently no restrictions regarding client withdrawals in either Institutional Asset Management or Wealth Management. Private Equity client withdrawals are restricted as defined in each funds’ limited partnership agreements.

Assets under management decreased in 2008 from $1.8 billion to $1.6 billion at year end as market depreciation of $268 million more than offset client flows of $101 million. The asset inflows into Wealth Management reflect the launch of the business in Q4 2008. The outflows and market depreciation in Institutional Asset Management predominantly reflect the exceptionally difficult market environment and negative investor sentiment that overshadowed equity markets in 2008. The decline in Private Equity assets reflects the return of capital to investors.

Going forward, we plan to include additional discussion of AUM in both our Form 10-K and Form 10-Q filings similar to that set forth above.

8.	Please revise future filings to quantify and discuss amounts related to revenue earned from performance fees during each period.

Management’s Response:

We acknowledge the Staff’s comment and plan to include additional discussion in our future filings related to the revenues earned from performance fees within our Investment Management segment.

9.	Please revise future filings to discuss and quantify the amount of carried interest that may be subject to repayment. In this regard, please specifically address the terms and conditions that may cause repayment.

Management’s Response:

We acknowledge the Staff’s comment and will incorporate a discussion regarding the amount of carried interest that may be subject to repayment in the Management’s Discussion and Analysis of our Investment Management segment results. The discussion will be similar to our existing disclosure in Note 9 – Investments in Form 10-K on page 76 which states the Company may be obligated to reduce revenues or repay certain carried interest previously recorded in the event that the investments perform poorly on both a realized and unrealized basis. As of December 31, 2009, the Company had $2.7 million of previously received carried interest that may be subject to repayment.

Critical Accounting Policies and Estimates, page 48

Revenue Recognition, page 49

10.	We note that you recognize advisory revenue for fees paid in advance ratably over the period in which the related service is rendered. With a view towards future disclosure, please clarify if you receive amounts for success fees or fairness opinions in advance and, if so, how you determined it is appropriate to recognize such revenues ratably.

11.	With a view towards future disclosure, please clarify when the criteria for recognizing advisory revenue is met. In this regard, please specify if the revenue related to success fees is recognized upon the completion of the related event or transaction and if the revenue related to fairness opinions is recognized upon delivery of such opinions.

Management’s Response:

We acknowledge the Staff’s comments for comments 10 and 11 above and plan to include additional disclosure, as detailed below, in our Critical Accounting Policies and Estimates related to Revenue Recognition.

The supplemental disclosure is highlighted by the underlined text.

We earn advisory fees for mergers, acquisitions, or financing advisory and restructuring transactions and recognize financial advisory fee revenue pursuant to the terms of the engagement letter. It is our accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed and (iv) collection is reasonably assured. In some circumstances, and as a function of the terms of an engagement letter, we may receive retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter where the engagement letter will specify a future service period associated with that fee. In such circumstances, these retainer fees are initially recorded as deferred revenue, which is recorded within Other Current Liabilities on the Consolidated Statements of Financial Condition, and subsequently recognized as advisory fee revenue during the applicable time period within which the service is rendered. Revenues related to fairness or valuation opinions is recognized when the opinion has been rendered and delivered to the client and all other requirements for revenue recognition are satisfied. Success fees for advisory services, such as merger and acquisition advice, are recognized when the transaction(s) or event(s) are determined to be completed or substantially completed and all other requirements for revenue recognition are satisfied.

In the event we were to receive an opinion or success fee in advance of the completion conditions set forth in our accounting policy, such fee would initially be recorded as deferred revenue and subsequently recognized as advisory fee revenue when the conditions of completion have been achieved.

Valuation, page 50

12.	Given that your valuation of assets under management impacts management and performance fees, please revise future filings to include a more specific and comprehensive discussion of the valuation methodologies you employ. In this regard, please clarify the significance of Level III investments. In addition, in order for investors to better understand the potential risks and uncertainties associated with your fair value estimates please provide us, and disclose in future filings annual and quarterly filings, the percentage of assets under management for which fair.

Management’s Response:

We acknowledge the Staff’s comments. Substantially all of the assets under management within the Institutional Asset Management and Wealth Management operating segments are classified as either Level I or Level II under ASC 820 (formerly FASB 157) as of December 31, 2009. Valuations performed for Level I investments are based on quoted prices obtained from active markets generated by third parties and Level II investments are valued through the use of models based on either direct or indirect observable inputs in the use of models or other valuation methodologies performed by third parties to determine fair value. For both the Level I and Level II investments, the Company obtains both active quotes from nationally recognized exchanges and third party pricing services to determine market or fair value quotes. As disclosed on page 39 in Form 10-K, our U.S. private equity funds earn management fees on 2% on committed capital during the investment period and 1% of invested capital thereafter. Our Mexico private equity funds earns management fees of 2% on committed capital during the investment period and 2% on net funded committed capital thereafter. As such, our disclosure of private equity assets under management is based on committed and invested capital rather than fair value. While not relevant to the disclosed assets under management (and the management fees earned) we advise the Staff that the private equity assets held by the funds are primarily Level III.

Income Taxes, page 51

13.	Please revise future filings to include a more specific and comprehensive discussion regarding your basis for determining that deferred tax assets will be realized. Please identify the positive and negative evidence you considered in determining if a valuation allowance is necessary. Reference ASC 740-10-30.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings to include the additional discussion in Form 10-K for the year-ended December 31, 2010.

The new discussion will be similar to our disclosure in Note 20 – Income Taxes in Form 10-K on page 93. In addition to our discussion on page 51 in Form 10-K, we propose to add the following disclosure:

The Company’s net deferred tax assets primarily relate to temporary differences associated with stock equity awards, depreciation and amortization, including goodwill and intangibles and the tax basis step-up adjustments associated with the tax receivable agreement. The majority of the deferred tax assets relate to the U.S. operations of the Company.

The realization of the deferred tax assets is primarily dependent on the amount of the Company’s historic and projected future taxable income for its U.S. and foreign operations. In 2009 and 2008, we performed an assessment of the ultimate realization of our deferred tax assets and determined that the Company will have sufficient future taxable income in the normal course of business to fully realize the portion of the deferred tax assets associated with its U.S. operations and management has concluded that it is more likely than not the deferred tax assets will be realized.

As part of the assessment of the ultimate realization of our deferred tax assets, we determined certain deferred tax assets of our foreign subsidiaries would require a valuation allowance. We concluded that the recoverability of these deferred tax assets was not more-likely-than-not to be recoverable as required by ASC 740. As a result of our assessment of the impacted foreign subsidiaries projected future taxable income relative to their cumulative net loss position, we concluded that, based on such negative evidence, a full valuation allowance was required. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. The positive evidence that will be considered is sustained profitability resulting from significant growth going forward.

Impairment of Assets, page 52

14.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, individually or in the aggregate, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values for all your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings to include the following additional discussion in Form 10-K for the year-end December 31, 2010.

The supplemental discussion is highlighted by the underlined text.

We test goodwill for impairment at the reporting unit level. In determining the fair value for each reporting unit, we utilize either a market multiple approach or a discounted cash flow methodology based on the adjusted cash flows from operations. The market multiple approach includes applying the average earnings multiples of comparable public companies for their respective reporting segment multiplied by the forecasted earnings of the respective reporting unit to yield an estimate of fair value. The discounted cash flow methodology begins with the adjusted cash flows from each of the reporting units and uses a discount rate that reflects the weighted average costs of capital adjusted for the risks inherent in the future cash flows.

In 2009 and 2008, we utilized the market multiple approach and the discounted cash flow methodology for the Advisory and Institutional Asset Management reporting units, respectively. For the year ended December 31, 2009 and 2008, we have concluded the fair values substantially exceeded the carrying values for our reporting units and there was no impairment of the Goodwill.

To the extent the estimated fair values any of our reporting units do not substantially exceed their carrying values, we undertake to expand our discussion in future filings.

Note 2-Significant Accounting Policies, page 63

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 66

15.	We note your disclosure that the carrying amounts of these securities are a reasonable estimate of fair value. With a view towards future disclosure, please provide us a more specific and comprehensive discussion regarding how you determine the fair value of these securities.

Management’s Response:

We acknowledge the Staff’s comment and plan to include the following additional disclosure in Note 2 – Significant Accounting Policies in Form 10-K.

The supplemental disclosure is highlighted by the underlined text.

These transactions are carried at the amounts which approximate fair value. The related securities will be subsequently resold or repurchased, plus accrued interest payable or receivable. As the maturities on these transactions are short-term in nature (i.e. generally overnight maturities) and the underlying securities are debt instruments of the Mexican Governments or its agencies, we have concluded their carrying amounts approximate fair value.

Note 5-Special Charges and Acquisition and Transition Costs, page 73

16.	With a view towards future disclosure, please provide us a more specific and comprehensive discussion of the special charges. In this regard, please quantify the amounts related to each item and discuss the underlying nature of and accounting for each item. In addition, please revise MD&A in future filings to more thoroughly discuss how the U.S. Private Equity restructuring and other management initiatives are expected to impact your operations going forward.

Management’s Response:

We acknowledge the Staff’s comment.

The Company recorded noncash Special Charges of $20.1 million for the year ended December 31, 2009 related to the cancelation of 738,000 unvested RSUs and 250,000 unvested LP Units held by employees. Of that amount, $16.2 million and $3.9 million related to the restructuring of the U.S. Private Equity business charge and Advisory Segments, respectively. The $20.1 million charge was accounted under ASC 718 (formerly FASB 123R) as a cancellation of an award that was not accompanied by the concurrent grant of a replacement award or other valuable consideration. Accordingly, the Company recognized the previously unrecognized compensation expense at the cancellation date.

The Company recorded Special Charges of $4.1 million for the year ended December 31, 2008, which included $1.1 million in connection with the write-off of certain capitalized costs associated with Evercore Capital Partners capital raising, $1.5 million related to accelerated share-based vesting associated with the retirement of the Company’s former Co- Chief Executive Officer and $1.5 million of employee severance and other costs related to the closing of the Los Angeles office. The $1.1 million of deferred costs were expensed in 2008 when the Company cancelled its activities to raise a new private equity fund; these costs would have been recoverable by the Company if a new private equity fund had been raised. The $1.5 million of accelerated share-based vesting was accounted for as a Type I (i.e., Probable to Probable) modification under ASC 718 (formerly FASB 123R). $1.5 million of employee severance and other costs relating to the closing of the Los Angeles office were recognized during 2008 when the Company began and completed its reorganization of the U.S. Private Equity operations which included termination of employees and loss incurred on the subletting of the Los Angeles office space.

The expensing of these specific charges in 2009 and 2008 will have the effect of reducing operating expenses in future periods. Generally, the equity-based awards are expensed over four years. The operating lease for the Los Angeles office space had an aggregate annual remaining commitment of approximately $420,000 over the three years following the office closing.

We will include additional disclosure related to our Note 5 – Special Charges in our Quarterly Report in future filings to include these additional disclosures in Form 10-Q for the quarter-end June 30, 2010 and in future filings covering the relevant periods.

Note 10-Fair Value Measurements, page 77

17.	Please provide us, and include in future filings, quantitative disclosures regarding your fair value measurements in a tabular format. Reference ASC 820-10-50-8.

Management’s Response:

We acknowledge the Staff’s comment.

In review of Note 10 on page 77 in the 2009 Form 10-K, we plan to include the additional disclosure updated as appropriate, in our Quarterly Report on Form 10-Q for the quarter-end June 30, 2010 in Part I, Item 1. Condensed Consolidated Financial Statements, in subsequent future filings:

The following table presents the categorization of investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	December 31, 2009
	Level 1	Level II	Level III	Total
Marketable Securities:
Corporate Bonds, Municipal Bonds and Other Debt Securities	$—	$134,158	$—	$134,158
Seed Capital Investments	6,909	—	—	6,909
Financial Instruments Owned and Pledged as Collateral At Fair Value	122,618	—	—	122,618

Total Assets Measured At Fair Value	$129,527	$134,158	$—	$263,685

	December 31, 2008
	Level 1	Level II	Level III	Total
Marketable Securities:
Corporate Bonds, Municipal Bonds and Other Debt Securities	$—	$100,023	$—	$100,023
Seed Capital Investments	3,457	—	—	3,457
Financial Instruments Owned and Pledged as Collateral At Fair Value	191,507	—	—	191,507

Total Assets Measured At Fair Value	$194,964	$100,023	$—	$294,987

Note 17-Stock-Based Compensation, page 84

Equity Grants, page 86

18.	We note your reference to an outside service provider. Please tell us the nature and extent of the third parties’ involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933.

Management’s Response:

We engaged PricewaterhouseCoopers LLP (“PwC”) to perform valuation consulting services with respect to the equity-based awards granted in connection with the hiring of our CEO in May 2009. Specifically, PwC’s scope included:

•	Providing an estimate of the fair market value of an LP Unit in connection with the Company’s sale of LP Units to the new CEO on May 27, 2009.

•	Providing an estimate of the fair value of Restricted Stock Unit Awards granted to the new CEO as of May 26, 2009.

•	Providing various tax consulting services to the Company related to the design, implementation and maintenance of incentive compensation plans.

All deliverables related to this engagement were solely for the internal use and benefit of the Company as we assume full responsibility for the valuation. Accordingly, the Company does not believe PwC was acting as an expert as defined under the Securities Act of 1933, as amended. We will revise future disclosure to clarify Management’s responsibility for the valuation.

Form 8-K filed on April 20, 2010

19.	Please revise future disclosures to eliminate your presentation of a full non-GAAP income statement. There is a concern that this presentation gives undue prominence to the non-GAAP information. If you choose to continue to present non-GAAP measurements, please reconcile each measure separately to the most directly comparable GAAP measure. Reference Question 102.10 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.

Management’s Response:

We acknowledge the Staff’s comment.

We will revise our future earnings releases to eliminate the presentation identified by the Staff in its comment. We have set forth below, as an illustration excerpts from our first quarter 2010 press release furnished under Form 8-K on April 20, 2010 that have been revised to reflect revisions analogous to those we anticipate making in future disclosures:

•	We have eliminated the income statement presentation on Page 3 and replaced it with Selected Financial Data for both a U.S. GAAP and non-GAAP basis, representing our key operating metrics.

SELECTED FINANCIAL DATA

	U.S. GAAP
	Three Months Ended			% Change vs.
	March 31, 2010	December 31, 2009	March 31, 2009	December 31, 2009	March 31, 2009
	(dollars in thousands)
Net Revenues	$87,841	$109,174	$49,726	(20)%	77%
Operating Income	$10,628	$18,974	$1,455	(44)%	630%
Net Income Attributable to Evercore Partners Inc.	$2,020	$1,649	$191	22%	958%
Diluted Earnings Per Share	$0.09	$0.07	$0.01	22%	559%
Compensation Ratio	63%	62%	72%
Operating Margin	12%	17%	3%

	Adjusted Pro Forma
	Three Months Ended			% Change vs.
	March 31, 2010	December 31, 2009	March 31, 2009	December 31, 2009	March 31, 2009
	(dollars in thousands)
Net Revenues	$85,103	$109,140	$50,606	(22)%	68%
Operating Income	$18,852	$30,448	$4,105	(38)%	359%
Net Income Attributable to Evercore Partners Inc.	$10,373	$16,536	$1,805	(37)%	475%
Diluted Earnings Per Share	$0.26	$0.41	$0.05	(38)%	393%
Compensation Ratio	59%	58%	71%
Operating Margin	22%	28%	8%

•

We have eliminated the income statement presentation of our Adjusted Pro Forma to U.S. GAAP reconciliations on pages A-4, A-5 and A-6 and included reconciliations of the selected metrics noted on Page 3. We have included a reconciliation of compensation expense in order to support the understanding of the compensation ratio. The related footnote references remain unchanged. The reconciling items have been amended to conform to the current presentation.

EVERCORE PARTNERS INC.

U.S. GAAP RECONCILIATION TO ADJUSTED PRO FORMA

(dollars in thousands)

(UNAUDITED)

	Three Months Ended
	March 31, 2010	December 31, 2009	March 31, 2009
Net Revenues - U.S. GAAP	$87,841	$109,174	$49,726
Reimbursable Expenses (1)	(4,648)	(1,944)	(1,012)
Interest Expense on Long-term Debt (2)	1,910	1,910	1,892

Net Revenues - Adjusted Pro Forma	$85,103	$109,140	$50,606

Compensation Expense - U.S. GAAP	$55,721	$68,001	$35,854
Amortization of LP Units and Certain Other Awards (3)	(5,730)	(4,989)	—

Compensation Expense - Adjusted Pro Forma	$49,991	$63,012	$35,854

Operating Income - U.S. GAAP	$10,628	$18,974	$1,455
Amortization of LP Units and Certain Other Awards (3)	5,730	4,989	—
Special Charges (5)	—	3,991	—
Acquisition and Transition Costs (4)	—	—	290
Intangible Asset Amortization (4)	584	584	468
Interest Expense on Long-term Debt (2)	1,910	1,910	1,892

Operating Income - Adjusted Pro Forma	$18,852	$30,448	$4,105

Net Income Attributable to Evercore Partners Inc. - U.S. GAAP	$2,020	$1,649	$191
Amortization of LP Units and Certain Other Awards (3)	5,730	4,989	—
Special Charges (5)	—	3,991	—
Acquisition and Transition Costs (4)	—	—	290
Intangible Asset Amortization (4)	584	584	468
Income Taxes (6)	(2,287)	(124)	122
Noncontrolling Interest (7)	4,326	5,447	734

Net Income Attributable to Evercore Partners Inc. - Adjusted Pro Forma	$10,373	$16,536	$1,805

Diluted Shares Outstanding - U.S. GAAP	22,328	22,295	13,992
Vested Partnership Units (8)	12,630	12,396	14,875
Unvested Partnership Units (8)	4,540	4,603	4,776
Unvested Restricted Stock Units - Event Based (8)	676	728	800

Diluted Shares Outstanding - Adjusted Pro Forma	40,174	40,022	34,443

Key Metrics: (a)
Diluted Earnings Per Share - U.S. GAAP	$0.09	$0.07	$0.01
Diluted Earnings Per Share - Adjusted Pro Forma	$0.26	$0.41	$0.05

Compensation Ratio - U.S. GAAP	63%	62%	72%
Compensation Ratio - Adjusted Pro Forma	59%	58%	71%

Operating Margin - U.S. GAAP	12%	17%	3%
Operating Margin - Adjusted Pro Forma	22%	28%	8%

(a)	Reconciliations of the key metrics from U.S. GAAP to Adjusted Pro Forma is a derivative of the reconciliations of their components above.

•	We have eliminated the income statement presentation of our historical data on page A-12 and included information in the form of selected metrics.

	U.S. GAAP
	Three Months Ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Net Revenues	$109,174	$83,196	$71,043	$49,726	$33,236	$56,813	$60,118	$44,488
Operating Income (Loss)	$18,974	$12,286	$(12,937)	$1,455	$(16,521)	$1,870	$7,869	$(2,602)
Net Income (Loss) Attributable to Evercore Partners Inc.	$1,649	$2,633	$(6,043)	$191	$(5,336)	$(468)	$2,056	$(965)
Diluted Earnings (Loss) Per Share	$0.07	$0.14	$(0.43)	$0.01	$(0.39)	$(0.04)	$0.16	$(0.08)
Compensation Ratio	62%	66%	73%	72%	104%	71%	64%	75%
Operating Margin	17%	15%	(18)%	3%	(50)%	3%	13%	(6)%

	Adjusted Pro Forma
	Three Months Ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Net Revenues	$109,140	$83,382	$71,312	$50,606	$34,458	$56,028	$58,865	$44,035
Operating Income (Loss)	$30,448	$19,176	$6,077	$4,105	$(12,436)	$4,699	$9,654	$6,453
Net Income (Loss) Attributable to Evercore Partners Inc.	$16,536	$10,992	$3,550	$1,805	$(8,489)	$2,270	$5,777	$4,495
Diluted Earnings (Loss) Per Share	$0.41	$0.29	$0.10	$0.05	$(0.25)	$0.07	$0.17	$0.13
Compensation Ratio	58%	61%	73%	71%	100%	72%	65%	59%
Operating Margin	28%	23%	9%	8%	(36)%	8%	16%	15%

Definitive Proxy Statement on Schedule 14A filed on April 26, 2010

Executive Officers, page 10

20.	In future filings, please indicate when Mr. Mestre was first appointed as Co-Vice Chairman and include relevant disclosure with respect to any other positions Mr. Mestre may have held since 2004, in addition to being the Co-Vice Chairman of the Company.

Management’s Response:

The position of Vice Chairman has been the only position Mr. Mestre has ever held since he joined the Company in 2004. Mr. Taylor joined the Company in 2006 with the title of Vice-Chairman, resulting in the change in Mr. Mestre’s title to Co-Vice Chairman. The Company will revise future filings that include biographical information for Mr. Mestre to include this additional clarifying information.

Compensation of Our Named, Executive Officers, page 25

Principal Component of Executive Compensation, page 26

Annual Incentive Compensation, page 26

21.	Please tell us, and in future filings disclose, how the compensation committee determined the size of each discretionary bonus, including the increase in Mr. Schlosstein’s guaranteed minimum bonus of $1.325 million. For each named executive officer, please provide substantive analysis and insight into why the compensation committee determined that the bonus amounts were appropriate in light of the factors considered in deriving those payouts. See Item 402(b)(1)(v) of Regulation S-K.

Management’s Response:

As discussed in greater detail on pages 26-27 of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 26, 2010, the Company’s Compensation Committee had complete discretion in determining bonus amounts for Executive Officers. For 2009, none of the Company’s Named Executive Officers had previously prescribed personal performance goals that determined bonus compensation and the Compensation Committee did not engage any outside consultants or benchmark compensation against other firms. Instead, the Compensation Committee determined bonuses based on the Company’s overall superior performance and a qualitative review of a variety of factors based on the role and responsibility of the Executive Officer. In awarding bonuses for 2009, the Compensation Committee reviewed other economic relationships between the individual and the Company, namely: (1) dividends, (2) follow-on offering proceeds, (3) carried interest proceeds and (4) the then existing amount of equity owned by the individual. The Compensation Committee also reviewed the individual’s prior year compensation for all Executive Officers other than Mr. Schlosstein, who joined the Company in 2009. In addition, as indicated below, the Compensation Committee also reviewed compensation awarded to certain other employees but did not attempt to fix internal pay ratios at any specified levels. In addition to the general factors and analysis as outlined in this paragraph, for each of the Named Executive Officers, the Compensation Committee focused on the following factors:

Schlosstein: Although Mr. Schlosstein’s guaranteed minimum bonus for 2009 was $1.325 million, the Compensation Committee awarded Mr. Schlosstein a discretionary bonus with a value of $2.5 million. In determining this amount, the Compensation Committee principally focused on Mr. Schlosstein’s achievement of a myriad of strategic initiatives even though he had only been with the Company for a short period of time in 2009. In particular, the Compensation Committee took into account Mr. Schlosstein’s significant success in managing and expanding the Company’s Investment Management businesses, his leading role in materially amending and restructuring the Company’s equity programs to better align with the interests of stockholders and the Company’s increased profitability in 2009. The Compensation Committee did not assign specific amounts to each of these factors in calculating Mr. Schlosstein’s overall bonus, but instead considered the amounts proposed for other Executive Officers.

Altman: Mr. Altman received a discretionary bonus with a value of $10,500,000 for 2009. In determining this amount, the Compensation Committee acknowledged that Mr. Altman has throughout his career at the Company had significant client relationships, and the Compensation Committee continued the Company’s long standing practice of taking into account revenues generated directly or indirectly by an Advisory senior managing director in determining a bonus. However, in recognition of Mr. Altman’s strategic responsibilities as CEO and Executive Chairman, the Compensation Committee also took into account the fact that Mr. Altman led the Company’s efforts to successfully recruit Mr. Schlosstein as its President and CEO and was instrumental in orchestrating the smooth transition of responsibilities. The Compensation Committee did not assign specific amounts to each of these factors in calculating Mr. Altman’s overall bonus, but instead considered the amounts proposed for other Executive Officers and the amounts that were payable to senior managing directors who devoted all of their time to generating U.S. Advisory revenue through existing or new client relationships.

Mestre: Mr. Mestre was awarded a discretionary bonus with a value of $4,500,000 for 2009. Similar to Mr. Altman, in determining this amount, the Compensation Committee took into account revenues generated directly or indirectly by Mr. Mestre in determining a bonus. However, in determining Mr. Mestre’s bonus, the Compensation Committee also took into account Mr. Mestre’s strategic responsibilities in expanding the Company’s global Mergers and Acquisition franchise, including Mr. Mestre’s increased responsibilities for managing the Company’s U.S. and European business on an integrated global basis, managing the Company’s alliances with Mizuho Corporate Bank in Japan and G5 Advisors in Brazil. The Compensation Committee did not assign specific amounts to each of these factors in calculating Mr. Mestre’s overall bonus, but instead considered the amounts proposed for other Executive Officers and the amounts that were payable to senior managing directors who devoted all of their time to generating U.S. Advisory revenue through existing or new client relationships.

Hiltz: Mr. Hiltz received a discretionary bonus with a value of $4,300,000 for 2009. Similar to Mr. Altman and Mestre, in determining this amount, the Compensation Committee took into account revenues generated directly or indirectly by Mr. Hiltz in determining a bonus. However, in determining Mr. Hiltz’s bonus, the Compensation Committee also took into account Mr. Hiltz’s strategic responsibility for managing the Company’s Investment Management for a portion of 2009. The Compensation Committee did not assign specific amounts to these factors in calculating Mr. Hiltz’s overall bonus, but instead considered the amounts proposed for other Executive Officers and the amounts that were payable to senior managing directors who devoted all of their time to generating U.S. Advisory revenue through existing or new client relationships.

Aspe: Mr. Aspe was awarded a discretionary bonus with a value of $1,400,000 for 2009. In determining this amount, the Compensation Committee took into account the fact that Mr. Aspe has responsibility for all of Evercore’s Mexican operations which cross the Company’s business segments. As a result, in determining his bonus, the Compensation Committee took into account the overall profitability of Evercore’s Latin American operations, including the successful launch of new products and services by Protego Casa de Bolsa. The Compensation Committee did not assign specific amounts to these factors in calculating Mr. Aspe’s overall bonus, but instead considered the amounts that were payable to senior managing directors who devoted all of their time to generating revenue in the United States and Mexico through existing or new client relationships.

Walsh: Mr. Walsh was awarded a discretionary bonus with a value of $1,300,000 for 2009. In determining Mr. Walsh’s bonus, the Compensation Committee took into account his strategic contribution to the success of our business, including the successful launch and integration of our new Investment Management businesses, the formation of an O.C.C. regulated trust company, the management of a successful securities offering and the attainment of cost control initiatives during a period of our growth. The Compensation Committee did not assign specific amounts to these factors in calculating Mr. Walsh’s overall bonus, but instead considered the amounts proposed for other senior managing directors of the Company who did not have client revenue generating responsibilities.

In future filings, including disclosure relating to executive compensation, the Company will enhance its compensation-related disclosures to provide substantive analysis and insight into the basis for any discretionary bonuses that the Compensation Committee awards to Named Executive Officers and will fully explain the rationale for the relative size of each discretionary bonus and the manner in which each such bonus is appropriate in light of the factors the Compensation Committee considers in determining the amount of the bonus.

Form 10-Q for the period ended March 31, 2010

Note 2. Significant Accounting Policies, page 9

22.	With a view towards future disclosure, please clarify when the transactions related to your underwriting fees are substantially complete.

Management’s Response:

We acknowledge the Staff’s comments.

We plan to include the following additional disclosure in Note 2. Significant Accounting Policies related to Revenue Recognition in future filings.

Underwriting revenues are attributable to public and private offerings of new issue securities and are recognized when the new issue offering has been deemed to be completed by the lead manager of the underwriting group, pursuant to applicable SEC and FINRA rules. When the new issue offering is completed, the Company recognizes the applicable management fee, selling concession or placement fee, and underwriting fee, the latter net of estimated offering expenses.

Item 4. Controls and Procedures, page 35

23.	In future filings please remove any qualifying language such as “in all material respects” with respect to management’s conclusion about the effectiveness of the controls and procedures.

Management’s Response:

In future filings, the Company will remove the qualifying language, “in all material respects,” in management’s conclusion about the effectiveness of controls and procedures. The Company intends to state, if applicable, that:

“Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation and subject to the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.”

* * * * * * * * * * * * * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.

Sincerely,

/s/ Robert B. Walsh
Robert B. Walsh
Chief Financial Officer

cc:	John Hartz, Securities & Exchange Commission Paul Pensa, Controller and Principal Accounting Officer Adam Frankel, General Counsel and Corporate Secretary Michael Thompson, Deloitte & Touche LLP